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                             June 6, 2024

       Roberto Mora
       Chief Financial Officer
       Kinetic Group, Inc.
       2801 NW 74th Avenue
       Miami, FL 33122

                                                        Re: Kinetic Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2024
                                                            File No. 333-216047

       Dear Roberto Mora:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2024

       Consolidated Financial Statements, page 4

   1. We note that you filed an Item 4.02 Form 8-K on May 3, 2024 (amended May 13, 2024)
                                                        stating your financial
information filed since June 2022 should not be relied upon due to an error. Please tell
us how you considered the guidance in ASC 250, particularly ASC
                                                        250-10-S99, ASC
250-10-45-22 through 45-24 and the disclosure requirements in ASC
                                                        250-10-50-7 through
50-11.
   2. We note that you filed an Item 4.01 Form 8-K on May 3, 2024 stating you dismissed your independent registered
public accounting firm and have not engaged a new firm. Please tell us how you have
met the requirements of Rule 8-03 of Regulation S-X considering the
                                                        Form 10-Q appears to
have been filed subsequent to the dismissal of your independent registered public
accounting firm.
 Roberto Mora
Kinetic Group, Inc.
June 6, 2024
Page 2
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 7

3. Please tell us how you determined that your disclosure controls and procedures were effective as of the evaluation date considering you filed an Item 4.02 Form 8-K on May 3,
         2024 (amended May 13, 2024), which states your financial information filed since June
         2022 should not be relied upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you
have any questions.



FirstName LastNameRoberto Mora                               Sincerely,
Comapany NameKinetic Group, Inc.
                                                             Division of
Corporation Finance
June 6, 2024 Page 2                                          Office of Trade &
Services
FirstName LastName